Exhibit 99.1

Core AI Holdings Reports Record 59% Revenue Growth and Strategic AI Expansion

MIAMI, FL — May 18, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI infrastructure and technology platform today announced financial results for the fiscal year ended December 31, 2025, highlighting a transformational year marked by significant revenue growth, divestment of underperforming legacy business, and the launch of the Company’s next phase as an AI infrastructure-focused enterprise.

Revenue from continuing operations increased 58.6% year-over-year to $55.2 million in 2025, compared to $34.8 million in 2024, reflecting expanded operational scale and contributions from the Company’s evolving AI and digital platform initiatives.

Gross profit from continuing operations was a loss of approximately $(302,662), reflecting restructuring activities, transition-related costs, operational realignment, and the Company’s sharper focus on AI infrastructure and next-generation technology opportunities

Key 2025 Financial Highlights

●	Revenue from continuing operations increased 58.6% to $55.2 million from $34.8 million in the prior year.

●	Total revenue attributable to the discontinued Siyata PTT business from October 3, 2025 through December 31, 2025 was approximately $3.0 million.

●	Gross profit from discontinued Siyata PTT operations totaled approximately $878,000 during the transition period.

●	The Company reported a net loss from discontinued operations of Siyata PTT of approximately $24.4 million, primarily reflecting transaction-related charges, restructuring expenses, financing costs, inventory impairment, and strategic repositioning initiatives.

●	General and administrative investments increased as the Company scaled operations, enhanced public company infrastructure, and expanded strategic growth initiatives.

During 2025, the Company undertook substantial strategic and operational restructuring initiatives designed to reposition the business toward higher-growth AI opportunities. These transformation activities impacted short-term profitability metrics, including gross profit, as management prioritized long-term platform development and operational streamlining.

“Our 2025 fiscal year represented a foundational transition for Core AI,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “We significantly expanded revenue, streamlined our strategic focus, and positioned the Company to pursue opportunities at the intersection of AI infrastructure and next-generation digital platforms. While we incurred substantial one-time restructuring and transaction-related charges associated with this transformation, we believe these actions establish the framework for long-term shareholder value creation.”

Management noted that 2025 results included substantial non-cash and non-recurring items associated with discontinued Siyata PTT operations, transaction expenses, restructuring activities, financing costs, and strategic repositioning efforts undertaken during the year. Excluding these transformational items, management believes the Company is increasingly aligned with long-term opportunities in AI infrastructure, compute capacity, and digital ecosystem enablement. We executed a major strategic repositioning of the business, expanded revenue significantly, and established the foundation for our long-term AI infrastructure strategy.

“AI infrastructure is rapidly becoming one of the defining investment themes of this decade,” Zacharin added. “We believe Core AI is strategically positioned to capitalize on this market evolution through disciplined execution, differentiated technology, strategic partnerships, and targeted growth initiatives.”

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on May 15, 2026 and is available on the SEC’s website.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.